Exhibit 4.15

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Employment Agreement

Made and Executed at Jerusalem, on the 12th day of December 2017

Between

Intec Pharma Ltd., Public Company No. 513022780
Of 12 Hartom St., P.O.B. 45219
Jerusalem 9777512
(hereinafter: the “Company”)

Of the First Part;

And

Giora Carni
Identity No. 8396855
7 Hamafteach St., Michmoret
(hereinafter: the “Employee”)

Of the Second Part;

Whereas:	The Employee was employed by the Company under a prior employment agreement of August 1, 2008, as amended from time to time (jointly: the “Previous Employment Agreement”); and

Whereas:	As of December 12, 2017 (the “Effective Date”), the Employee shall be employed in the position of senior consultant (hereinafter: the “Job”), in accordance with the conditions set forth in this Agreement below; and

Whereas:	The Employee declares that he has the skill, qualifications, reliability and experience required for the purpose of performance of the Job that he is to perform at the Company; and

Whereas:	The Company and the Employee wish to regulate the conditions of the Employee’s employment, all as is set out in this Agreement below:

Therefore, it is hereby declared, stipulated and agreed between the parties as follows:

1.	Substance of Agreement

1.1.	The Preamble to this Agreement constitutes an integral part of it.

1.2.	The headings of sections in this Agreement are for the purposes of the parties’ convenience alone and are not to be used for interpretation of the Agreement or the conditions hereof.

2.	Employee’s Declarations

The Employee declares to the Company as follows:

2.1.	He has the knowledge, the ability, the experience, the skills and the expertise required for the purpose of performance of the Job in accordance with the provisions of this Agreement and the instructions of the Company from time to time.

2.2.	He shall keep all of the conditions and particulars of this Agreement confidential.

2.3.	The Employee declares and undertakes that there is no limitation by agreement or otherwise to his ability to enter into this Agreement and/or to his employment by the Company in accordance with the conditions of this Agreement, and that he shall be entitled to enter into this Agreement and to accept all of the undertakings hereunder.

2.4.	This Agreement and the appendixes hereto constitute the full agreement between the parties and supersede any prior agreement, offer, understanding, correspondence, content, conversation or arrangement, in writing or oral, if any, between the parties, with respect to the conditions of the Employee’s employment, including the Previous Employment Agreement. Any matter not expressly regulated in this Agreement shall be in accordance with the law. Any amendment and/or addendum to this Agreement shall bind the parties to this Agreement and only be in force if it is in writing and signed by the parties.

2.5.	The Employee has received full payment from the Company for his employment and/or for his contract with the Company for the period prior to the Effective Date, and he shall not have any claim in this regard against the Company and/or any person acting on its behalf.

2.6.	Unless otherwise prescribed in this Agreement or in the Company’s procedures, the Employee shall use Company’s property only for the purpose of his employment, and in the context of his Job. Therefore, the Employee shall not be entitled to make any private use whatsoever of the Company’s computers and electronic mail boxes, including the email function on his mobile telephone (jointly: the “Computers”), shall not be entitled to store private files on the Computers and may not make use of any private account on cloud services for the purpose of storing the Company’s documents. For private purposes, the Employee shall be entitled to use internet email services such as Gmail.

2.7.	The Employee is aware and agrees that: (1) the Company shall be entitled to allow other employees and third parties to make use of the Computers; (2) the Company shall be entitled to conduct inspections of the Computers, including use habits and content of email and internet transmissions; (3) the Company shall be entitled to rely on the findings of such inspections which shall constitute prima facie evidence in legal proceedings; (4) in light of the Employee’s undertakings to use the Computers, including those which he uses exclusively, for the purposes of his work only, the Employee shall not have any right to privacy with respect to the content of the Computers.

3.	The Employee’s Undertakings

The Employee undertakes to the Company as follows:

3.1.	The Employee shall be employed by the Company in a half-time position (50%), during the Company’s ordinary business hours. The Employee shall be subject to the provisions of the law regarding breaks at work. The Employee’s weekly day of rest shall be Saturday.

3.2.	To perform his Job with honesty, dedication, loyalty and skill and to do all his efforts for the purpose of the advancement of the Company.

3.3.	Subject to the Company’s requirements from time to time, the Employee undertakes to devote the necessary time and attention, his skills, his knowledge and his experience to the performance of his Job for the benefit of the Company and for its benefit only.

3.4.	That he shall report, in the context of his Job, to the Company’s management, including to Mr. Nadav Navon who shall be his direct supervisor, and be subject to their instructions with respect to his work and/or his Job, including, without limitation, any provisions and/or instructions with respect to work procedures, Company’s board of directors resolutions performance and any other instruction of Company’s management.

3.5.	That he shall not undertake and/or guarantee and/or declare, on behalf of the Company, and shall not impose upon it any obligation, and shall not use its name beyond the authority that is granted to him under this Agreement and/or powers that may be defined expressly by Company’s management.

3.6.	During the period of his employment and in the performance of his Job, the Employee shall act in the framework of the Company’s procedures, disciplinary rules, articles of association and such arrangements as may be set by the Company from time to time.

3.7.	The Employee shall not be entitled to receive any consideration or benefit whatsoever, from any person whatsoever, apart from the Company, including from customers or suppliers of the Company. Any sum or benefit or equivalent that may be received by the Employee in contravention of the aforesaid shall belong to the Company and the Employee undertakes to return such to the Company at its first demand.

3.8.	To notify the Company immediately, and without delay, of any matter in respect of which he has a personal interest, and/or which might create a conflict of interests with his Job.

4.	Salary and Auxiliary Conditions

4.1.	For a full 50% position, the Employee shall be entitled for a monthly salary in the sum of NIS 35,000 gross.

4.2.	The above monthly salary shall include a sum of NIS 7,500 (seven thousand five hundred New Israeli Shekels) (gross) which constitute global overtime remuneration (hereinafter: the “Global Overtime Remuneration”) and shall reflect remuneration for an average performance of up to 30 overtime hours a month by the Employee, as required for the purpose of the performance of the Job. For the avoidance of doubt, the Employee shall be entitled to this sum, irrespective of the number of overtime hours that he worked in fact, up to the aforesaid quota of hours.

The monthly wage and the Global Overtime Remuneration shall hereinafter jointly referred to as: the “Monthly Salary”, as set out in section 4.1 above.

4.3.	The Monthly Salary shall be paid to the Employee after deduction of all of the sums that the Company is required and/or entitled to deduct under any law and/or this Agreement, not later than the end of the 9th day of the calendar month after the month in respect of which the salary is paid.

4.4.	In addition to the Monthly Salary, the Employee shall be granted 80,000 options (the “Options”) for the purchase of ordinary shares of the Company at no par value, 50% of which shall vest one year after the Options’ grant date, and the remainder (50%) shall vest during the subsequent six month period. The Options shall be fully accelerated in the following events: (a) a “Merger Transaction” as such term is defined in the Company’s 2015 Equity Incentive Plan; or (b) the Employee’s dismissal by the Company, other than in the circumstances that are set forth in section 6.3 below. It is clarified that such Options’ grant and the conditions thereof are subject to execution of a separate grant letter and the provisions of the Company’s 2015 Equity Incentive Plan.

4.5.	The Employee shall be entitled to annual vacation, convalescence pay, and sick pay in accordance with and subject to the provisions of any law.

4.6.	For the avoidance of doubt it is clarified that the Employee’s vacation days may not be accumulate and shall be utilized as agreed upon by him and the Company. The redemption of them, as permitted by law, shall only be allowed following to the Employee’s termination.

4.7.	It is agreed that the Company shall be entitled to set off from the Employee’s Salary and/or any payment that the Employee may receive from the Company, if any, pursuant to the law or/and this Agreement, any amount that the Employee may owe to the Company in accordance with any present and/or future agreement between them in writing and/or orally and/or which the Company may be entitled to deduct such amounts in accordance with the Employee’s instructions and/or the provisions of this Agreement.

4.8.	Furthermore, the Employee shall be entitled, during the term of his employment with the Company, for a mobile telephone and a company car, in accordance with the Company’s policy as amended from time to time. The Company shall gross up the tax on the car benefit, for the Employee.

5.	Social Benefits

5.1.	During the term of this Agreement, and subject to the instructions that may be set from time to time by the Income Tax Commission and in accordance with the ceiling permitted for deduction, the Company shall set aside, for the Employee, in accordance with section 14 of the Severance Pay Law, 5723-1963 and the certificate of the Minister of Labor and Welfare in an Order of June 30, 1998, which was granted in accordance with the aforesaid section 14, as amended, and which is attached to this Agreement as Appendix A, into executive insurance or a pension fund. The Company hereby waives its right to refund of the monies that it paid for the pension fund and/or the executive insurance policy, unless the Employee’s right to severance pay will be dismissed under judgment decision pursuant to sections 16 and 17 of the Severance Pay Law, 5723-1963 (in accordance with the provisions thereof), or if the Employee withdraws monies from the pension fund and/or the executive insurance policy, other than due to an “entitling event”. For this purpose, an “entitling event”: death, disability or retirement at age sixty or above.

5.2.	The Company undertakes, as of the execution date of this Agreement, to set aside the sum in New Israeli Shekel equivalent of 7.5% of the Monthly Salary into a study fund. The Employee agrees that the Company shall deduct an additional sum, equal to 2.5% of the Monthly Salary, from his salary, for deposits into such study fund.

5.3.	It is hereby agreed that the Company’s deposits for severance pay for the Employee (i.e., 8.33% of any gross Monthly Salary payment) are in lieu of and considered as a full and final payment for any severance pay to which the Employee is or might become entitled under any law that may apply. This section is in accordance with section 14 of the Severance Pay Law, 5723-1963, and the certificate of the Minister for Labor and Welfare in an Order of June 30, 1998, which was granted in accordance with the aforesaid section 14, as amended, and which is attached to this Agreement as Appendix A.

6.	Term of Agreement

6.1.	This Agreement is for a fixed period commencing on the Effective Date and ending on June 11, 2019 (hereinafter: the “Term of the Agreement”), and subject to the provisions below.

6.2.	Notwithstanding the provisions of section 6.1 above, each party shall be entitled to terminate this Agreement by a 180-days notice in writing (it is clarified that the prior notice period shall not extend the Term of the Agreement beyond what is stated in section 6.1).

6.3.	Throughout the entire Term of the Agreement, the Company shall be entitled to terminate this Agreement immediately, without prior notice, upon the occurrence of one or more of the events set out below:

6.3.1.	The Employee is convicted of a criminal offense (except for a technical offense or a strict liability offense), or if an indictment is submitted against him for a criminal offense in the form of a misdemeanor or felony.

6.3.2.	The Employee has committed a breach of trust against the Company.

6.3.3.	The Company has discovered that the Employee has breached his non-disclosure and non-competition undertakings; or

6.3.4.	The Employee has breached the Agreement and has not cure such breach, despite having received a 30 day notice about the breach or a shorter notice, in accordance with the urgency of the matter and/or has committed a serious disciplinary offense in circumstances that enable the denial of severance pay.

6.4.	For the avoidance of doubt, it is agreed that in each of the cases set out in paragraph 6.3 above, the dismissal shall come into force immediately, without the need for the giving of prior notice or any payment for such.

6.5.	Upon Employee’s termination for any reason, the Employee shall transfer his Job in a full and organized manner to such a person as the Company shall instruct him, and shall provide the Company with all documents, information, equipment and material that reached him as an employee of the Company or that were prepared by him in the context of his employment at the Company.

7.	Confidentiality

7.1.	The Employee hereby undertakes to keep confidential and not to disclose, show, deliver, during the term of his employment or thereafter, without any limitation as to time, to any person or entity, in Israel or overseas, commercial, professional, business or other secrets of the Company, or knowledge and/or information relating to the Company or relating directly or indirectly to the Company, its property, business and affairs, its customers, suppliers, the persons or entities who are or were in contact with the Company, including but without derogating from the generality of the aforesaid, any work, concept, invention, copyright, patent, contrivance, design and any intellectual property right, improvement, idea, process, technology, conclusions, management of human resources and fixing of salary, conditions of agreements to which the Company is a party, and documents of the Company, whether such secrets and/or knowledge and/or information have reached him directly or indirectly in the context of his employment and/or during the course of his employment and/or during the time of his employment and/or as a result of his employment and/or as a result of his Job, or if they reached him, directly or indirectly, in any other way whatsoever. The Employee hereby confirms that the secrets and/or the knowledge and/or the information as aforesaid shall be the exclusive property of the Company and that he does not and will not have any claim of any kind whatsoever with respect to them or stemming from them.

7.2.	The Employee hereby undertakes not to make any use of any kind whatsoever, in Israel or overseas, of the secrets and/or the knowledge and/or the information set out in section 7.1 above, except – and only to the extent that the matter is required – for the purpose of performance of his Job at the Company. In this context, the Employee undertakes not to exploit the aforesaid secrets and/or the knowledge and/or the information in Israel and/or overseas, for his own personal purposes and/or for his work at any other place of work, without any limitation as to time or place.

8.	Intellectual Property

8.1.	Without derogating from the undertaking appendix that is attached to this Agreement (Appendix B), any privileged information, including any work, concept, invention, improvement, idea, process, technology, conclusions, copyright, patent, contrivance, refinement, design, development and any other intellectual property right, etc., which may be developed or invented by the Employee, alone or jointly with others, during or in the course of or in connection with his employment at the Company, shall be the exclusive property of the Company, and the Employee shall not have any right to ownership and/or royalties and/or consideration and/or any other right with respect to such information. Any application, analysis, commercialization, marketing, sale and/or any other use of any such analysis and/or invention as aforesaid shall be in accordance with the Company’s exclusive and absolute discretion. It is hereby clarified that the consideration that is to be paid to the Employee under this Agreement also includes consideration for possible inventions that will be developed or made by the Employee, alone or with others, during the course of or in the course of or with respect to his employment at the Company, and the Employee shall not be entitled to any additional or separate consideration in the event of any invention that he may make.

8.2.	The provisions of this section shall survive the termination of this Agreement, for any reason whatsoever, or after the expiration of this Agreement, and all without any limitation of time or place.

9.	Remedies in the Event of the Breach of Confidentiality and Intellectual Property Provisions

9.1.	The Employee agrees that any breach of the provisions of sections 7 and/or 8 above shall be deemed a fundamental breach of this Agreement.

9.2.	It is known and understood by the Employee that upon any breach of sections 7 and/or 8 above by him, the Company shall petition the court for a remedy of an injunction against the Employee and/or any person acting on his behalf and/or against any third party that is related to the acts and/or omissions of the Employee, and any monetary claim in tort for the damages that may be caused to the Company, without derogating from any other remedy to which the Company may be entitled by virtue of this Agreement and/or under any law.

9.3.	Without derogating from the aforesaid provisions, the Employee finally and irrevocably waives any right to any remedy in the form of an injunction and/or mandamus order against the Employer and any claim and/or demand by the Employee shall be for a monetary remedy alone.

10.	Exclusivity and Non-Competition

10.1.	The Employee undertakes not to act, work, participate and/or consult, directly or indirectly, alone or via others, as a salaried employee, a self-employed person or as a freelancer, or in any other way, in any business, job, work or other engagement whatsoever that is in competition with and/or that might be in competition with the Company’s business, both throughout the term of his employment as defined above and for a period of 12 more months after the termination date of his employment, for any reason whatsoever.

11.	Miscellaneous

11.1.	It is agreed that the provisions of this Agreement are exhaustive of the agreements between the parties and any promise, undertaking, accord, memorandum of understanding, or representation made between the Parties, if made prior to the execution hereof, either in writing or orally, are null and void and are of no evidentiary use vis-à-vis the Company.

11.2.	Any amendment of the conditions and provisions of this Agreement shall require an additional document in writing which shall be signed by the parties to this Agreement.

11.3.	The parties agree that the sole and exclusive jurisdiction with respect to the rights stemming from and/or relating to this Agreement shall obtain to the competent courts and/or tribunals in the city of Tel Aviv Yafo.

11.4.	In the event that it is held that any of the provisions of this Agreement are not enforceable or are invalid, such shall not affect or harm the legality, validity or enforcement of the rest of the provisions of the Agreement, which are not related to and/or do not stem from the provision that is not in force.

11.5.	No delay in proceedings for the enforcement of any right whatsoever under this Agreement and under any law shall be deemed to be a waiver of such right or of any other right nor shall it prevent the possibility of suing for remedies for the breach of the right, including enforcement thereof at some later date.

11.6.	The parties undertake to perform all of their undertakings under this Agreement in loyally, good faith and in accordance with fiduciary relations.

11.7.	The addresses of the parties are as set out in the preamble to this Agreement. Any notice that is sent by one party to the other shall be deemed to have been received within 3 business days of the date of dispatch thereof by registered mail, or at the time of delivery by a courier, whichever is the earlier.

In witness whereof, we have hereunto set our hands:

/s/ Intec Pharma Ltd	/s/ Giora Carni
Intec Pharma Ltd.	Giora Carni

Appendix A

General Certification (Consolidated Version) regarding Employer Payments into
Pension Funds and Insurance Funds in lieu of Severance Pay

Pursuant to the Severance Pay Law, 5723-1963

[Updated as at February 28, 2001]

By virtue of my authority pursuant to section 14 of the Severance Pay Law, 5723-1963,1 (hereinafter: the “Law”), I certify that payments made by the Employer as of the date of publication of this Certificate, for the Employee, into a comprehensive pension in an annuity fund as defined in the Income Tax (Rules for Approval of and Management of Pension Funds) Regulations, 5724-19642 (hereinafter: a “Pension Fund”), or into an executive insurance policy which includes the ability to pay an annuity or a combination of payments into an annuity plan and a plan which is not an annuity plan, into such insurance fund (hereinafter: an “Insurance Fund”), including payments made by combining payments into a Pension Fund and an Insurance Fund, whether the Insurance Fund contains an annuity plan or not (hereinafter: “Employer Payments”) shall stand in lieu of the severance pay owing on the salary out of which the aforesaid payments are made, and for the period paid (hereinafter: the “Severance Salary”), provided that all of the above exist:

(1)	Employer’s payments –

(a)	Into a Pension Fund shall be no less than 14 1/3% of the Severance Salary or 12% of the Severance Salary if the Employer also makes payments for the Employee, in addition to the above, for supplementation of severance pay into a severance pay pension fund or an Insurance Fund in the Employee’s name in the rate of 2 1/3% of the Severance Salary. Where the Employer has not paid the aforesaid 2 1/3% in addition to the 12%, the Employer’s payments shall stand in lieu of 72% of the Employee’s severance pay only.

(b)	Into an Insurance Fund are no less than one of the following:

(1)	13 1/3% of the Severance Salary, if the Employer pays for the Employee, in addition to the above, for monthly salary assurance in the event of loss of capacity to work, under a plan approved by the Commissioner for Capital Markets, Insurance and Savings at the Ministry of Finance, in the rate required to assure 75% of the Severance Salary at least, or in the rate of 2 1/2% of the Severance Salary, whichever is the lesser (hereinafter: “Payment for Insurance of Loss of Capacity to Work”);

(2)	11% of the Severance Salary, if the Employer also makes payment for insurance for loss of capacity to work, in which case the Employer’s payments shall be in lieu of 72% of the Employee’s severance pay, only; should the Employer make payments to supplement severance pay in addition to the above into a Pension Fund or Insurance Fund for severance pay in the Employee’s name, in the rate of 2 1/3% of the Severance Salary, the Employer’s payments shall be in lieu of 100% of the Employee’s severance pay.

1 Sefer Hachukim, 5723, p. 136.

2 Kovetz Hatakanot, 5724, p. 1302.

(2)	No more than three months after the commencement of the Employer’s payments, a written agreement is entered into between the Employer and the Employee containing –

(a)	The Employee’s consent to an arrangement under this authorization in a form setting out the Employer’s payments to the Pension Fund or Insurance Fund, as the case may be, such agreement shall also be contain the wording of this authorization;

(b)[3]	A waiver by the Employer in advance of any right that it may have to reimbursement of the monies from its payments, unless if the Employee’s right to severance pay were revoked in a judgment under sections 16 and 17 of the Law, and in case that such rights were revoked, or that the Employee has withdrawn monies from the Pension Fund or the Insurance Fund not due to an entitling event; in this regard, “entitling event” – death, disability or retirement at the age of 60 or more.

(c)	This Certificate shall not derogate from an employee’s right to severance pay under the law, under a collective agreement, extension order or employment contract, in respect of salary above the Severance Salary.

Eliyahu Yishai

Minister of Labor and Welfare

Signature of Employee:

Date: December 25, 2017 Signature: /s/ Giora Carni

3 Amendment:Yalkut Pirsumim [Gazette] 4803, 5760 (September 19, 1999).

Appendix B

Deed of Undertaking of Non-Disclosure / Non-Competition / Assignment of Intellectual Property Rights

Made and executed on December 12, 2017

Between Giora Carni, identity no. 8396855 of 7 Hamafteach St., Michmoret (hereinafter: the “Employee”)

And Intec Pharma Ltd., Company No. 513022780 of 12 Hartom St., Jerusalem (hereinafter: the “Company”).

1.	Confidentiality

Without derogating from the definition of “confidential information” contained in the Employment Agreement to which this Deed of Undertaking of Non-Disclosure/Non-Competition/Assignment of Intellectual Property Rights (“this Agreement”) constitutes an appendix (the “Employment Agreement”), “Confidential Information” shall include research and development with respect to existing or future products, inventions, hardware, computer software, databases, plans, techniques, sketches, ideas, processes, production methods, formulas, procedures, business plans, customers, economic information, marketing plans, and any commercial secret (whether patentable or not), improvements and knowledge relating to the aforesaid, and any information or data relating to or regarding the technology, products or services of the Company or of companies related to it (either existing, potential or future), or relating to the business of the Company or companies related to it (either existing, potential or future), in any other way, including any commercial information relating to customers and suppliers, whether tangible or intangible, and any other commercial secret, as defined in the Commercial Torts Law, 5759-1999, to the extent that any such does indeed exist, either of the Company or of any company related to it. The aforesaid shall not apply to information that has been introduced into the public domain by the Company or in any other legal manner.

1.1.	The Employee shall maintain the confidentiality and secrecy of all confidential information as defined above, which may reach the Employee’s knowledge during the course of provision of the services or the contract with the Company or a related company to it, or as a result thereof, and the Employee shall not disclose, make use of, publish or otherwise expose, directly or indirectly, any such confidential information, at any time during the course of or after the end of the term of his employment by the Company, without any limitation as to time and place, without the express approval of an authorized representative of the Company, in advance and in writing.

1.2.	Any confidential information, whether found in written materials, documents, computer software and/or hardware, electronic media, magnetic media, servers or in any other form or manner (all, hereinafter: the “Documents”), including notebooks, notes, memorandums, records, diagrams, sketches, bulletins, formulas, reports, computer programs, other information of any kind whatsoever that may reach the Employee’s possession or that may have been prepared by the Employee or by others, shall be the exclusive property of the Company or of a company related to the Company, as the case may be. The Employee hereby undertakes to return such Documents or any other material belonging to the Company and in his possession to the Company (a) if he is asked to do so by the Company or (b) upon termination of the Employee’s employment by the Company, whichever is the earlier, and if requested to do so by the Company, to sign a written declaration confirming that he has performed the aforesaid.

1.3.	It is clear to and understood by the Employee that all of the confidential information is substantive commercial information which is the property of the Company or of companies related to it, or of third parties to which the Company or companies related to it owe a duty of confidentiality, which is not in the public domain and which cannot easily be discovered by others, the confidentiality of which grants the Company or companies related to it a commercial advantage over their competitors, and that the Company takes reasonable measures to maintain the confidentiality of it.

1.4.	The Employee’s undertakings under this Agreement are towards the Company and any parent company, subsidiary, related companies and any party that stands in its place by law, as may be in existence from time to time.

1.5.	The Employee’s undertakings under this section shall remain in force after termination of the Employee’s employment under the Employment Agreement.

2.	Non Competition

2.1.	The Employee agrees that during the term of performance of the Employment Agreement and for twelve months after termination thereof, for any reason whatsoever, he shall neither deal in nor be involved in nor be in any way related to, nor be employed directly or indirectly, himself or via any other persons, for himself or as an agent, broker, licensor, employee, office bearer, director, partner, member of a joint venture, shareholder, investor, consultant or in any other way, and without the prior written consent of the Company, in any business or venture, anywhere in the world, that deals in any activities in the context of which (a) there are products or services that compete with the products or services of the Company, or with the products or services of companies related to the Company regarding the Company’s business, as may have been at the time of termination of the Employee’s employment; (b) there are information, processes, technology or equipment in which the Company has a proprietary right or in which a company related to the Company has a proprietary right, and that are related to the Company’s businesses that exist at present or in the future, or that are based on similar technology to that which was developed by the Company. The aforesaid shall not apply to (a) the holding of securities in any company whose shares are traded to the public on a stock exchange that has been recognized internationally, provided that such holding shall not be greater than 1% of the issued share capital of such public company, and the Employee does not perform an active role in such public company as a director, employee, consultant (including independent consultant), or any other active role, or (b) non-commercial activity which is de minimis.

2.2.	The Employee agrees that during the term of the Employee’s employment by the Company and for a period of 12 months from the date of termination of his employment for any reason whatsoever, the Employee shall not solicit nor encourage, directly or indirectly, himself or via a business in which the Employee is an employee, office bearer, director, shareholder, consultant or contractor, for any purpose and at any place, a person who was employed by the Company or a related company to the Company to terminate their employment with the Company or with a related company thereto, as the case may be.

2.3.	The Employee agrees that for the period of two years from the date of termination of the contract under the Employment Agreement, he shall not directly or indirectly employ any person who was employed by the Company or a related company to it during the two year period preceding the date of termination of his contract as aforesaid.

3.	Assignment of Intellectual Property Rights

3.1.	For the purposes of this Appendix, the following definitions shall apply:

“Inventions” shall mean, inter alia, any invention, discovery, idea, improvement, amendment, amelioration, document, software, hardware, firmware, work, form, mask works, labor, sketch, original work, formulas, techniques, methods, systems, processes, compositions of material, databases, knowledge, information and commercial secrets that came into being, were invented, discovered, developed, composed or processes by the Employee during the course of his employment or twelve (12) months thereafter (or the maximum period that the law permits if such is shorter, in whole or in part, or to the creation of which the Employee’s efforts contributed, independently or jointly with others, whether patentable, or able to be protected under copyright or any other protection, or not; and:

(a)	That are related, directly or indirectly, to the Company’s business, as defined in the Employment Agreement, including a platform for the delaying of drugs in the stomach or that come into being by via use of the Company’s equipment; or

(b)	That are related to existing research and development or that can be proven to be in planning stages, with respect to the Company’s business, or such research and development of a company that is related to the Company; or

(c)	That are being developed, in whole or in part, during the working hours of the Company or via the use of equipment, supplies, facilities or confidential information of the Company or of a related company to the Company.

“Commercial secrets” shall mean “commercial secrets” as defined in the Commercial Torts Law, 5759-1999, and any documentation, software, hardware, form, client list, knowledge and information of any kind or type relating to the Company’s business in the past, present or future, or any plans with respect to them, or with respect to the business of any third party in the present or in the future, or any plans with respect to them (including any object or information of any form whatsoever prescribed by law to be a commercial secret) which reached the knowledge of the Employee, which the Company does not disclose to third parties without restrictions on use or restrictions on disclosure to other third parties.

3.2.	Without derogating from any other provision in the law:

A.	The Employee shall reduce any invention to writing and shall disclose to the Company or to a company related to it, together with explanations, and shall keep an accurate record with respect to the conception of any invention and the implementation of any idea. Such records shall be the exclusive property of the Company, and the Employee shall deliver possession of the records to the Company upon termination of his contract with the Company.

B.	The Employee hereby assigns to the Company, or to companies related to it, for no additional consideration to the Employee, all of the exclusive rights, title, possession and property to the Inventions, and any proprietary rights and intellectual property rights therein, and the proprietary rights and the intellectual property rights stemming therefrom or based thereupon, both in Israel and overseas. The Employee shall sign any assignment, declaration or other document that may be prepared by the Company for the purpose of giving force to the aforesaid. The Employee hereby confirms the Company’s exclusive intellectual property rights and those of companies related to it in Israel and overseas, in all of the Inventions, and shall confirm such in the future as well.

C.	During the period of performance of the Employment Agreement, and thereafter, the Employee shall provide the Company with all information, documents, and reasonable assistance that the Company may request in order to prepare, perform and complete the registration of the proprietary rights, the intellectual property, and his patent over the Inventions and the Commercial Secrets and the rights as aforesaid stemming from the Inventions and the Commercial Secrets or based on them, to protect or enforce such, in any jurisdiction at the Company’s discretion. The Company, at its exclusive discretion, shall determine the scope of the rights as aforesaid in the Inventions and in the Commercial Secrets, or stemming from them, if any, which need to be protected. Such assistance shall include the preparation of documents, sketches, and other data, and execution of documents for the assignment of rights, applications and other forms. Any such information, document and assistance shall be provided to the Company by the Employee at no additional cost to the Company, except for expenses in cash in fact expended by the Employee from his own pocket at the Company’s request.

D.	During the period of performance of the Employment Agreement, and thereafter, the Employee shall maintain the confidentiality and secrecy of the Inventions as though such were Confidential Information under this Agreement, shall not disclose such to others without obtaining the prior written consent of the Company, and shall not make use of the Inventions as aforesaid for any purpose whatsoever, except for the purpose of performance of the services for the Company.

E.	The Employee irrevocably confirms that the consideration paid to the Employee under the express conditions of the Employment Agreement shall be in lieu of any right that the Employee might have been entitled to receive by law for payment for the Inventions and the Employee hereby waives any right to receive royalties or any other payment for the Inventions, including under section 134 of the Patents Law, 5727-1967. With respect to the above, no arrangement, contract or agreement made orally or in writing shall have any effect unless such is in writing and lawfully signed by the Company.

4.	Remedies

It is clear and understood by the Employee that a breach of the undertakings contained in this Agreement or any part thereof, shall cause the Company or its related companies serious and irreparable damage. In light of the aforesaid, the Employee agrees that in the event of a breach or an expected breach as aforesaid, the Company, a related company of the Company or a person whom the Company or a related company to it have assigned their rights shall be entitled, without derogating from the rights, and in addition to such other rights, remedies and compensation that are available to them by law or in equity, to a temporary or permanent injunction or any other possible equitable remedy, in order to prevent or remove the breach or the attempted breach of this Agreement by the Employee or any other person or entity acting for him or on his behalf. In the event that proceedings are instituted to enforce the conditions of the restrictions in the Agreement as aforesaid, the party entitled by law to any other remedy in addition, shall be entitled to the restitution of any reasonable sum for advocates’ fees and other costs that might have been incurred due to the steps that were taken, both in the trial court and in the appellate court, and in any bankruptcy proceedings. In the event that a competent court holds, in a final verdict that can no longer be appealed, that the scope, duration of time or geographical restrictions that were specifically prescribed in any of the restrictions set out in the Agreement are broader than can be enforced, such court shall be authorized, and the parties to this Agreement agree and hereby state that such court shall amend the conditions of the restrictions as aforesaid and shall enforce the conditions in accordance with the scope, duration of time and geographical restrictions that appeared to it to be just and proper, taking into account the intention of the parties.

5.	Confirmations and Declarations

The Employee hereby declares and confirms as follows:

5.1.	The Employee’s undertakings regarding non-competition and protection of confidentiality under this Agreement are fair, reasonable, and proportionate, and are intended to protect the secrets and the confidential information of the Company and related companies to it, which are the essence of the Company’s protectable commercial and business advantages, and in which considerable capital has been invested.

5.2.	A breach of his above undertakings shall contravene the fiduciary relationship and the special trust between the parties as employer and employee, the proper rules of commerce, and the duties of good faith and fairness between the parties, shall harm the Company’s business, and shall constitute a fundamental breach of this Agreement and of the Employment Agreement.

5.3.	It is clear and understood to the Employee that the restricted period of time and the geographical zone that are set out in this Agreement are reasonable, in light of the nature of the Company’s business and the Employee’s knowledge with respect to the Company’s business.

5.4.	The Employee declares that his undertakings under this section, which are reasonable and proportionate, will not prevent him from developing his general knowledge and professional expertise in the field of his operations, with respect to any persons who are not customers or employees of the Company, and without his stealing the Company’s secrets.

5.5.	The Company shall be entitled to assign the Employee’s undertakings towards it under this Agreement. The Employee shall not be entitled to assign or transfer his duties under this Agreement to any other person without the prior written consent of the Company. This Agreement shall bind the heirs, authorized assigns and any person standing in place of the Employee by law.

/s/ Nadav Navon /s/ Nir Sassi	/s/ Giora Carni
Intec Pharma Ltd.	Giora Carni